Exhibit 21

LIST OF SUBSIDIARIES

Name	Jurisdiction
GeoLogic Management, Inc.	Delaware
GeoLogic Solutions, Inc.	Delaware
Turnpike Global Technologies Inc.	Ontario,Canada
Turnpike Global Technologies LLC	Delaware